Exhibit 15.1

KPMG Response Letter

March 14, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Patni Computer Systems Limited and, under the date of February 25, 2011, we reported on the consolidated financial statements of Patni Computer Systems Limited as of and for the years ended December 31, 2010 and 2009, and the effectiveness of internal control over financial reporting as of December 31, 2010. On May 12, 2011, we were not re-appointed as the principal accountants of Patni Computer Systems Limited. We have read Patni Computer Systems Limited’s statements included under Item 16F of its Form 20F dated March 14, 2012, and we agree with such statements.

Very truly yours,

/s/ KPMG